SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    May 15, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:   American Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          888,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     888,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     888,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.785%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 8 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by American Holdings, Inc. ("AmHold") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing, AmHold has acquired an additional 18,000 Shares at an aggregate purchase price of $25,295.00, including any brokerage commissions. AmHold purchased these Shares with its working capital.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     AmHold mailed to Shareholders of record owning 500 Shares or more a copy of a letter sent to Charles Wolcott, President of the Trust. A copy of the letter to Shareholders is attached as Exhibit H.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended hereby to add the following:

     (a) As of the close of business on May 15, 1995, AmHold  beneficially owned
888,000  Shares,   representing 9.785%  of  the  9,075,400  Shares  reported  as outstanding in the Trust's Form 10-K for the year ended December 31, 1994.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment is incorporated herein by reference.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit H -  Letter to Charles Wolcott dated May 15, 1995.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 1995

                              AMERICAN HOLDINGS, INC.



                              -----------------------------
                              John W. Galuchie, Jr.
                              Executive Vice President

                                  EXHIBIT H(1)


                                         May 15, 1995



Mr. Charles Wolcott
President
American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas  75063

Dear Mr. Wolcott:

     In two proxy contests American Holdings, Inc. ("AmHold") has accused you of dissembling to Shareholders and operating the Trust to your own advantage. Always you replied that the Trust was making significant progress.

     In October 1994, when you were soliciting the votes of Shareholders, you bragged that funds from operations and net operating income had increased. We warned that these so called "improvements" were a mirage. Indeed these alleged "improvements" disappeared when the independent accountant, Ernst & Young, examined the Trust's operations.

     The loan from AMRESCO Capital Corporation (the "AMRESCO Loan") which you touted to Shareholders as "critical to the Trust's future growth" has led to a major lawsuit with the Trust's biggest lender who has declared the Trust in default and called the AMRESCO Loan unlawful.

     AMRESCO Loan. In October you claimed that the AMRESCO Loan would result in "...future growth" and "much needed liquidity..." We said that the AMRESCO Loan just placed the Trust DEEPER IN DEBT, closer to a financial crisis and likelier to fund past mistakes and increased salaries and bonuses. Did the Loan fund growth or fund increased compensation? Hint: In 1994, you were paid a salary of $180,000 (compared to $150,000 in 1993, an increase of 20%); a bonus of $62,100
(compared to $50,000 in 1993, an increase of 24%); plus a contribution of $7,222 to the profit sharing plan, an aggregate increase in compensation over 1993 to you of 25%.

And did the Loan improve the prospects for improved liquidity? Hint: On April 21, 1995, the Trust's principal lender, The Manufacturers Life Insurance Company ("MLI") sent a notice of default alleging, among other things, that the AMRESCO Loan was an unlawful action under its loan agreements with the Trust and stating that it may accelerate the payment of $45,239,000 in outstanding principal. Now the Trust is litigating against MLI alleging "bad faith".

The MLI Lawsuit. You accuse MLI of bad faith. Is this not the same lender that patiently awaited payment of interest when the Trust twice was in danger of default last year?

Funds from Operations. During the October proxy contest you claimed that funds from operations were positive by $344,000 for the quarter ended September, 1994 and $295,000 for the nine months. The annual report certified by Ernst & Young reported that funds from operations for the year ended December, 1994 were negative by ($109,000). That means that funds from operations declined by $404,000 in the fourth quarter. Was the fourth quarter deficit just bad luck? Or was the third quarter just a convenient upswing to fool the Shareholders and persuade them to vote for you? Hint: Funds from operations were negative before and after the "miraculous" upturn in the September 1994 quarter and continued negative in the first quarter of 1995.

Net Operating Income. In October you claimed that net operating income in the third quarter had increased for the fifth consecutive quarter. But when the auditors showed up in the fourth quarter even though property revenues were up, net operating income was down compared to the prior quarter. Was the fourth quarter of 1994 just an aberration in an otherwise upward trend? Hint: As your salary and benefits mounted so did the Trust's debt (from $57 million to $66 million) and losses ($4.7 million at year-end). Preliminary results for the first quarter ended March 1995 indicate that losses seem as unremitting as ever.

The Same Agenda. You have accused AmHold of having a changing agenda. AmHold accuses you of having the same old agenda. We cautioned the Shareholders that you were operating the Trust to entrench current management and to secure benefits to which you were not entitled. You have amply demonstrated that you are willing to defend your control of the Trust to the last dollar of the Trust.

Phony Progress. Over and over you claimed progress where none existed. Now, the Trust has "progressed" to the brink of bankruptcy or at best to a crossroad of possibly unsatisfactory alternatives. Numerous potential acquirers, individual investors and major investment bankers have contacted you to discuss possible transactions with the Trust. At least some of these proposals would have enabled the Shareholders to benefit from any discount of the MLI debt. You previously claimed that you pursued and evaluated each proposal which you deemed "serious" and "in the best interests" of Shareholders. Each purportedly was found wanting by you. Paraphrasing one stock analyst it looks as if what you were really trying to do was make sure you had the best possible deal for you as long as possible. But as we predicted the time has come when there is at stake not only the survivance of your control but the survivance of value for current Shareholders.

     The Eyes of Shareholders Are Upon You. They and the law will determine whether the choices you make serve them or you.

                                          Very truly,

                                          /s/ Paul O. Koether

                                          PAUL O. KOETHER
                                          Chairman